SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

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Avigen, Inc.
(Name of Subject Company)

Avigen, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

053690103
(CUSIP Number of Class of Securities)

_____________________________________________________

Andrew Sauter
Chief Financial Officer
Avigen, Inc.
1301 Harbor Bay Parkway
Alameda, California 94502
(510) 748-7150

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

_____________________________________________________

With copies to:

Brett D. White
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
(650) 843-5000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Avigen, Inc., a Delaware corporation (“Avigen”), with the Securities and Exchange Commission (the “SEC”) on February 6, 2009, and subsequently amended (as amended, the “Statement”), relating to the tender offer by BVF Acquisition LLC, a Delaware limited liability company (the “Purchaser”) and wholly owned subsidiary of Biotechnology Value Fund, L.P., a Delaware limited partnership (together with the Purchaser, “BVF”), to purchase all of the outstanding Shares, upon the terms and conditions set forth in the Offer contained in the Schedule TO filed by the Purchaser with the SEC on January 23, 2009, as thereafter amended. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

     In considering the information set forth in the Statement as amended by this Amendment No. 3 and prior amendments, stockholders are encouraged to read the Statement in its entirety, including the cautionary statements set forth in Item 8 of the Statement under the heading “Statement under the Private Securities Litigation Reform Act,” regarding forward-looking statements and risks and uncertainties relating to Avigen and the Offer.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     Item 4 is hereby amended and supplemented as follows:

     The section entitled “The Board’s Recommendation” is amended to read in its entirety as follows:

     The Board’s Recommendation

     After careful consideration by the Board, including a thorough review of the revised Offer of $1.20 per Share with management of Avigen and Avigen’s financial and legal advisors, the Board, at a meeting held on March 25, 2009, determined that the Board would express no opinion to Avigen’s stockholders and would remain neutral with respect to the revised Offer.

     In reaching the conclusions and in making the determination to remain neutral with respect to the revised Offer, the Board took into account a number of factors, described in more detail below.

     The last two paragraphs added by Amendment No. 2 to Item 4 at the end of the section entitled “Background Summary” are replaced in their entirety with the following paragraphs:

     Later in the day on March 20, 2009, RBC contacted BVF with the intent to negotiate an increase in the Offer price to compensate the remaining stockholders for the value of Avigen’s AV411 assets and potential Genzyme milestone payments that Avigen believed were not reflected in the revised Offer price.

     Over the weekend of March 20-22, 2009 Avigen’s advisors and BVF discussed a proposal by Avigen to work together to maximize stockholder value. Among other things, Avigen’s advisors proposed that Avigen would share with BVF for its consideration and input, following execution by BVF of an appropriate confidentiality agreement, the proposals received by Avigen relating to potential strategic transactions.

     On March 23, 2009, BVF requested that Avigen have its counsel and financial advisors prepare an agreement between Avigen and BVF that would allow BVF to actively review and participate in negotiating the strategic proposals under consideration, including the proposal from MediciNova, to determine if Avigen and BVF could jointly agree on a proposal to present to stockholders for a vote, and with the other terms provided below, as well as the terms of a joint press release announcing these arrangements.

     The draft agreement prepared on behalf of Avigen and submitted to BVF on March 24, 2009 provided that if the parties agreed on a strategic transaction, BVF would sign a tender and/or voting agreement in favor of the transaction recommended by the Board and presented to stockholders for approval. The draft agreement further provided that if no agreement for a strategic transaction were signed with a third party by May 8, 2009, Avigen would begin a formal liquidation process, with the goal of distributing at least $1.00 per Share to stockholders. Avigen’s obligations under the draft agreement were explicitly subject to a customary fiduciary out.

     The draft agreement also provided that BVF would not modify its revised Offer of $1.20 per Share and that Avigen would reserve the right at any time during the process to terminate the Rights Agreement, support the revised Offer and support the BVF nominees, if the Board determined that such actions were in the best interests of stockholders.

     On March 24, 2009, a representative of BVF stated to a representative of Avigen that it would not enter into the draft agreement.

     On March 25, 2009, the Board met and reviewed Avigen’s alternatives, in light of BVF’s rejection of the draft agreement and the difficulty of obtaining stockholder approval for any strategic transaction without BVF’s support.

     On March 26, 2009, Avigen issued a press release announcing the Board’s recommendation with respect to the revised Offer and the termination of the employment of certain corporate officers. A copy of the press release is filed as an exhibit hereto and is incorporated herein by reference.

     The section entitled “Reasons for the Board’s Recommendation” is amended to read in its entirety as follows:

     Reasons for the Board’s Recommendation

     The Board studied the revised Offer and consulted with Avigen’s management and financial and legal advisors. In reaching its decision to express no opinion and remain neutral with respect to the revised Offer, the Board noted the following:

  The Board believes the revised Offer price of $1.20 per Share is approximately equal to the value of Avigen’s net cash assets less wind down costs, but does not reflect the value for Avigen’s other assets, including its AV411 pain and addiction program and rights to future payments from Genzyme Corporation.

  The Board recognizes the preference of some stockholders for immediate and certain liquidity.

  The Board believes it can deliver more than $1.20 per Share from net cash assets less wind down costs, rights to approximately $6 million ($0.20 per share) of near-term Genzyme payments and the sale of AV411.

  BVF has stated that it intends to pursue a strategic transaction with MediciNova, which the Board does not believe under the current terms would be in the best interests of stockholders.

     The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but addresses the material information and factors considered by the Board in its consideration of the revised Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining its recommendation. The Board’s determination was made after consideration of the factors taken as a whole. Individual members of the Board may have given differing weights to different factors. In addition, in arriving at their respective determinations, the members of the Board were aware of the interests of certain officers and directors of Avigen as described in Item 3 of this Statement and in the 2008 Proxy.

     Avigen has not made a determination that the revised Offer is fair to, or in the best interests of, its stockholders and is not making a recommendation regarding whether Avigen’s stockholders should participate in the revised Offer. Avigen urges each stockholder to make its own decision regarding the revised Offer, including, among other things, the adequacy of the revised Offer price (based on all of the available information and in light of the stockholder’s own investment objectives), the stockholder’s view with respect to Avigen’s prospects and outlook, the stockholder’s need for liquidity, the stockholder’s own tax position and tax consequences, the matters considered by the Board (as noted above), and any other factors that the stockholder deems relevant to its investment decision.

ITEM 9. EXHIBITS

     Item 9 is hereby amended and supplemented by adding the following:

Exhibit No.	Description
(a)(5)	Press Release of Avigen, dated March 26, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 26, 2009		AVIGEN, INC.

	By:	/s/ Andrew A. Sauter
Andrew A. Sauter
Chief Financial Officer